Exhibit 10.18

Written Description of Provident Financial Services, Inc.’s

2012 Annual Cash Incentive Plan

2012 Cash Incentive Compensation. On January 26, 2012, the Board of Directors of Provident Financial Services, Inc. (the “Company”), on the recommendation of its Compensation Committee, approved an annual performance-based incentive program for the payment of incentive cash compensation to certain officers and employees of The Provident Bank, the Company’s wholly owned savings bank subsidiary, including senior executive officers. Cash incentive payments will be based primarily on the Company’s 2012 financial performance compared with certain targets (the “Corporate Targets”). Incentive payments based on the Company’s 2012 financial performance may be made if the Company meets or exceeds 95% of any of the Corporate Targets (“Threshold”).

For senior executive officers (including the Chairman, President and Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made will be based on the Company’s 2012 financial performance using the following Corporate Targets that relate to the Company’s business plan and strategic objectives: (i) earnings per share (weighted 25%); (ii) net income (weighted 25%); (iii) efficiency ratio (weighted 25%); and (iv) return on average assets (weighted 25%).

For other officers and employees eligible to participate, a portion of the incentive payment that may be made will be based on the Company’s 2012 performance using the same Corporate Targets. A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.

Incentive payments will be a percentage of the employee’s base salary. Using estimated 2012 base salary levels and the current number of employees that could participate (591 persons), the total cash incentive payments that may be made for 2012 would range from approximately $3.4 million at the Threshold level up to $11.8 million at the Maximum level.